FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934
                                 April 16, 2001
                                 Globo Cabo S.A.
                    (Exact Name as Specified in its Charter)


                                 Globo Cabo Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-28860

                              R. Verbo Divino, 1356
                              Sao Paulo, SP, Brazil
                                    04719-002
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ___X___Form 40-F _______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _______               No ___X____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

     SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     GLOBO CABO S.A.

By: ________________________________
Name: Leonardo Porciuncula Gomes Pereira
Title: Chief Financial Officer


Date: May 16, 2002

FORWARD-LOOKING STATEMENTS

     This release contain forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Globo Cabo are merely projections and, as such, are based exclusively on the expectations of Globo Cabo<180>s management concerning the future of the business and our continued access to capital to fund our business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, the industry and that of the international markets and other risks disclosed herein and in our filed disclosure documents and are, therefore, subject to change without prior notice

     Globo Cabo S.A.
     CNPJ/MF No. 00.108.786/0001-65
     NIRE No. 35.300.177.240
     Public Company
     1356 Verbo Divino Street, 1st floor, Sao Paulo-SP
     Free Translation

     RELEVANT NOTICE

     MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON MAY 02, 2002

     1. VENUE, TIME AND DATE: At the Company headquarters, located at 1356 Verbo Divino Street, 1st floor, Sao Paulo, SP, at 11:00 a.m. (Brazilian time) on May 02, 2002.

     2. CALL AND ATTENDANCE: The call was made in compliance with article 124 of Law No. 6404/76, having the notice been published on April 16, 17 and 18 in the Official Journal of the State of Sao Paulo and the Valor Economico newspaper, with the presence of the shareholders whose signatures are contained in the Shareholders Attendance Book.

     3. MEETING BOARD: Luiz Antonio Viana, Chairman and Leonardo P. Gomes Pereira, Secretary.

     4. AGENDA: (i) to deliberate about the Company's enrollment in the differentiated shares listing segment named Nivel 2 (Level 2), created by the Sao Paulo Stock Exchange ("BOVESPA"), as well as the Company's adhesion to BOVESPA<180>s Regulation of Corporate Governance Practices - Level 2; (ii) to deliberate about the capital increase authorization limit of the Company, regardless of any amendment to the Bylaws of the Company; (iii) to deliberate about the reverse split of each lot of ten (10) shares of the Company into 1
(one) share issued by the Company; (iv) delegation of powers to the Company management for hiring one or more financial institutions, duly authorized to operate on capital markets, in order to make feasible the public offering of shares to be issued by the Company; (v) to deliberate about the change of the Company name to "NET Servicos de Comunicacao S.A."; (vi) to deliberate about the inclusion, in the Bylaws of the Company, of the obligation that an eventual sale of the Company<180>s controlling stake can only be completed under the condition that the acquirer shall commit itself to make a public offer for the acquisition of the remaining shares of the Company, assuring other shareholders equal treatment to that given to the seller; and (vii) to deliberate about the review and consolidation of the Bylaws of the Company, in view of the approval of the above issues under discussion.
     5. DECISIONS: The shareholders in attendance decided, by unanimous vote, the following:

     (a) to approve the listing of the Company shares in the differentiated listing segment of shares Level 2 of BOVESPA, as well as the Company's adhesion to the rules set forth in BOVESPA<180>s Regulation of Corporate Governance Practices - Level 2;
     (b) to approve the change in the capital increase authorization limit of the Company, regardless of any amendment to the Bylaws, limit which hereafter becomes 4,311,000,000 (four billion, three hundred and eleven million) common shares and 5,689,000,000 (five billion, six hundred and eighty-nine million) preferred shares, in addition to those already issued;
     (c) to approve, in the terms of article 12 of Law No. 6404/76, the reverse split of each lot of ten (10) shares of the Company into one (1) share of the Company, thus its capital stock shall be represented by 121,189,144 (one hundred and twenty-one million, one hundred and eighty-nine thousand, one hundred and forty-four) common shares and 159,936,142 (one hundred and fifty-nine million, nine hundred and thirty-six thousand, one hundred and forty-two) preferred shares. The holders of share lots not divisible by 10 and that, as a consequence, will become holders of fractions of shares arising from the reverse split, will have the period of 60 days to negotiate among themselves the respective fractions of shares, so as to complete the share units. If, after the above established period, there are still holders of fractions of shares, the controlling shareholders of the Company will assure to the remaining holders of fractions of shares resulting from the procedure set forth herein, the permanence in the Company's shareholders roll through the donation of at least one share unit to those shareholders;
     (d) as a result of the matters approved in items "b" and "c" above, to approve the new text for the caption of article 5 of the Bylaws of the Company, which will have the following wording:

     "Article 5 - The Capital Stock is R$ 1,525,239,629.31 (one billion, five hundred and twenty-five million, two hundred and thirty-nine thousand, six hundred and twenty-nine reals and thirty-one centavos), divided into 121,189,144 (one hundred and twenty-one million, one hundred and eighty-nine thousand, one hundred and forty-four) common shares and 159,936,142 (one hundred and fifty-nine million, nine hundred and thirty-six thousand, one hundred and forty-two) preferred shares, regardless of any amendment to the Bylaws, as provided for in article 168 of Law 6404/76, by decision of the Board of Directors, that will determine the conditions for the issuing of shares, in the terms of paragraph one of article 170 of Law 6404/76."
     (e) to approve the hiring, by the Company management, of one or more financial institutions, duly authorized to operate on capital markets, so as to make feasible the public offering of shares to be issued by the Company, by decision of the Board of Directors;
     (f) to approve the change in the Company name to NET Servicos de Comunicacao S.A.;
     (g) to approve the inclusion, in the Bylaws of the Company, of the obligation that an eventual sale of the Company's controlling stake can only be completed under the condition that the acquirer shall commit itself to make a public offer for the acquisition of the remaining shares of the Company, assuring other shareholders equal treatment to that given to the assignor shareholder or controlling group, as provided for in paragraphs two, three, four and five of article 26 of the new consolidated Bylaws of the Company, filed at the Company headquarters; and
     (h) finally, the shareholders approved the review and consolidation of the Bylaws of the Company so as to reflect the decisions now taken, and the new consolidated Bylaws are an integral part of these Minutes, as Attachment I.

     6. CLOSING: Mr. Chairman suspended the Special Shareholders' Meeting for the time necessary to draw up these Minutes. As the meeting was reopened, these Minutes were read to the attending shareholders and signed by the shareholders who constituted the necessary quorum for the approval of the decisions taken, having the records of statements made by the attendees been numbered and authenticated by the Board, records which shall remain filed at the Company headquarters for all legal purposes. Signed: Chairman: Luiz Antonio Viana;
Secretary: Leonardo P. Gomes Pereira; Shareholders: Roma Participacoes Ltda. And Distel Holding S.A., represented by Manuel Martins Teixeira Pinto; BNDES
Participacoes S.A. - BNDESPAR, represented by Arnaldo Cordeiro Pacheco de Medeiros Montenegro; and Bradesplan Participacoes S.A., represented by Romulo de Mello Dias.

Sao Paulo, May 02, 2002.

Leonardo P. Gomes Pereira
Secretary